EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2023

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of May 11, 2023. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the three months ended March 31, 2023 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 268 properties in North America, Europe, Turkey, Latin America and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	153
Royalty Generation Properties	98

The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

STRATEGY

EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's 20-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to world class discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS

Financial Updates for the Three Months Ended March 31, 2023

  Revenue and other income for the three months ended March 31, 2023 was $2,742,000 (2022 - $1,749,000). Adjusted revenue and other income1 of $4,968,000 (2022 - $3,209,000) included $2,226,000 (2022 - $1,460,000) in income for the Company's share of royalty revenue from the Caserones Mine (effective) royalty interest in Chile.
  Net loss for the three months ended March 31, 2023 was $3,726,000 (2022 - income of $18,592,000). The prior year comparative quarter included a net settlement paid by Barrick Gold Corporation ("Barrick") of $18,825,000.
  Cash used in operating activities for the three months ended March 31, 2023 was $2,832,000 (2022 - cash provided by operating activities of $16,270,000). Adjusted cash1 used in operating activities for the three months ended March 31, 2023 was $1,935,000 (2022 - adjusted cash provided by operating activities of $17,172,000).
  As at March 31, 2023, EMX had cash and cash equivalents of $9,089,000 (December 31, 2022 - $15,508,000), $3,517,000 in cash held in trust to acquire an additional 2.263% ownership in SLM California SpA, investments, long-term investments and loans receivable valued at $15,116,000 (December 31, 2022 - $14,561,000) and loans payable of $40,949,000 (December 31, 2022 - $40,489,000).

Corporate Updates

Timok Dispute Update

On January 27, 2022 the Company announced that it had suspended the filing of a Notice of Arbitration to Zijin Mining Group Ltd ("Zijin") regarding its royalty agreement covering the Timok project in Serbia, which includes the producing Cukaru Peki copper and gold mine. This suspension followed EMX's previous announcement of its intention to file the Notice of Arbitration to formally dispute the royalty rate as defined under the Royalty Agreement (see EMX news release dated December 17, 2021). Discussions with Zijin have since proved amicable and productive and continued through Q1 2023. Both companies are expecting to execute a modified royalty agreement in 2023.

Acquisition of Additional Royalty Interest on Caserones

Subsequent to March 31, 2023, EMX acquired an additional 2.263% ownership in the underlying Caserones royalty holder, Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM"), for cash consideration of $3,517,000 pursuant to agreements with existing shareholders of SLM. The acquisition provides EMX with a further 0.044% (effective) net smelter royalty ("NSR") interest in the Caserones property, increasing the Company's NSR royalty interest to 0.7775%.

1 Adjusted revenue and other income and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.

Royalty and Royalty Generation Updates

During Q1 2023, the Company's royalty generation business was active in North America, South America, Europe, Turkey, Australia and Morocco. The Company spent $5,730,000 (2022 - $4,262,000) on royalty generation costs and recovered $2,884,000 (2022 - $2,128,000) from partners. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. During Q1 2023, the Company also completed four partnerships across the portfolio while continuing to replace partnered properties with new royalty generation projects.

Highlights from Q1 2023 include the following:

  In the US, the Company's royalty portfolio advanced with more than 10 partner-funded work programs, including 2 drill projects, and the expansion of several properties through the staking of new claims.  The Company continued to advance projects retained by South32 Limited ("South32"), including the ongoing drill program at the Copper Springs project in Arizona's Globe-Miami district.
  EMX executed definitive agreements to sell the Company’s a) portfolio of 14 early stage precious and base metal projects in Idaho (i.e., ranging from grassroot to historical resource properties) and b) wholly-owned core drilling subsidiary, Scout Drilling LLC, to Scout Discoveries Corp. (“Scout”) (see EMX news release dated March 8, 2023). The terms of the definitive agreements provide EMX with an equity interest, retained 3.25% NSR royalty interests, AAR payments, and certain milestone payments as the portfolio is advanced. The portfolio represents the largest unpatented claim holdings in Idaho.
  In Canada, EMX programs advanced available properties in the portfolio as partners conducted multiple field programs, including drill programs on EMX royalty properties. EMX received C$16,000 in cash payments and C$Nil in share equity payments during the quarter.
  EMX's Latin American royalty portfolio advanced with work programs that included drilling at the Diablillos project's JAC Zone silver-gold discovery by AbraSilver Resource Corp., the commencement of a drill program at Pampa Metals Corporation's Block 4 Buenavista target, as well as updated resource estimates at Aftermath Silver Ltd.'s Berenguela polymetallic CRD project and GR Silver Mining Ltd's San Marcial epithermal silver project.
  Lundin Mining Corporation ("Lundin") (TSX: LUN; Nasdaq Stockholm: LUMI) entered into a binding purchase agreement with JX Nippon to acquire fifty-one percent (51%) of the issued and outstanding equity of MLCC, the Caserones mine operator (see Lundin news release dated March 27, 2023). Lundin will also have the right to acquire up to an additional 19% interest in Caserones.
  In Northern Europe the Company continued to develop its portfolio of projects, acquiring new gold and battery metals (nickel, copper and cobalt) royalty generation projects totaling 15,456 hectares, and partnered four available properties. Partner funded drill programs were completed by Capella Minerals Ltd (TSX-V:CMIL) at EMX's Kjoli royalty property in Norway and by Kendirck Resources PLC (LSE:KEN) at EMX's Espedalen royalty property in Norway. Results from those programs are pending. Drilling also commenced at the Mo-I-Rana royalty property in Norway at the end of Q1 (operated by Mahvie Minerals AB, a private Swedish corporation).
  Royalty generation programs proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.

Investment Updates

As at March 31, 2023, the Company had marketable securities of $9,421,000 (December 31, 2022 - $9,966,000), and $4,678,000 (December 31, 2022 - $4,591,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate. During the three months ended March 31, 2023 EMX generated $776,000 (2022 -  $662,000) from the sale of investments. Much of the investment portfolio was derived from strategic investments including Premium Nickel Resources Ltd., and royalty deals completed as part of our organic royalty generation business.

OUTLOOK

The 2023 year will continue to see revenue and other income coming from our cash flowing royalties, including Leeville in Nevada, Gediktepe in Turkey, potentially Timok in Serbia (pending conclusion of discussions with Zijin), and our effective royalty interest on Caserones in Chile. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. As a royalty holder, the Company has limited, if any, access to information on properties for which it holds royalties. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information is not NI 43-101 compliant. Accordingly, the Company has not, and does not anticipate that it will have the ability to, provide guidance or outlook as to future production.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets, and the ongoing monetization of the Company's marketable securities.

EMX is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and royalty generation portfolio totals 268 projects on six continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Caserones Mine in Chile, the Timok Mine in Serbia, and the Gediktepe Mine in Turkey. EMX has filed technical reports for Caserones, Timok, and Gediktepe that are available under the Company's issuer profile on SEDAR (www.sedar.com). In addition, the Leeville, Balya, and Gold Bar South royalty properties are important to the Company, for current as well as projected future royalty cash flows.

Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2022 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's AIF and financial statements for the year ended December 31, 2022.

Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	SCM Minera Lumina Copper Chile SpA	Copper (Molybdenum)	Producing	Effective 0.7775% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing	0.5% NSR
Gediktepe	Turkey	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Leeville	USA	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Balya	Turkey	Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş.	Zinc-Lead-Silver	Producing	4.0% NSR
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Producing	1% NSR

Significant Updates

Caserones, Chile - The Caserones open pit mine ("Caserones") is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile's Andean Cordillera. EMX holds an (effective) 0.7775% NSR royalty interest covering the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totalling approximately 17,000 hectares. The mine is operated by SCM Minera Lumina Copper Chile SpA ("MLCC"), which is 100% indirectly owned by JX Nippon Mining & Metals Corporation ("JX Nippon"). JX Nippon is a wholly owned subsidiary of Eneos Holdings Inc. ("Eneos"), which is listed on the Tokyo Stock Exchange

Caserones produces copper and molybdenum concentrates from a conventional crusher, mill, and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. In 2022, the mine produced 109.1 ktonnes of copper and 3.1 ktonnes of molybdenum in concentrates, and 15.1 ktonnes of copper cathodes.

In Q1, the Q4 2022 Caserones (effective) royalty distribution was received by EMX and totaled approximately $898,000. This distribution was after payment of Chilean taxes of approximately 27%.

Also in Q1, Lundin Mining Corporation ("Lundin") (TSX: LUN; Nasdaq Stockholm: LUMI) entered into a binding purchase agreement with JX Nippon to acquire fifty-one percent (51%) of the issued and outstanding equity of MLCC, the Caserones mine operator (see Lundin news release dated March 27, 2023). JX Nippon will receive upfront cash consideration from Lundin of $800 million, and in addition, $150 million in deferred cash consideration will be payable by Lundin in installments over a six-year period following the closing date. Lundin will also have the right to acquire up to an additional 19% interest in Caserones for $350 million over a five-year period commencing on the first anniversary of the date of closing. The acquisition is expected to close later in 2023 subject to typical closing conditions, including third-party and requisite regulatory approvals. Lundin is currently preparing current mineral resource and mineral reserve estimates and to file a Caserones technical report on its SEDAR profile.

Timok, Serbia - EMX's Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the "Upper Zone", and a deeper body of porphyry-style copper-gold mineralization known as the "Lower Zone". EMX's Timok Royalty covering Cukaru Peki is stated to be a 0.5% NSR royalty in the royalty agreement. The royalty agreement contains a provision for the reduction of the royalty rate under certain circumstances, but EMX does not believe that those conditions have been satisfied. The Timok project is owned and operated by Zijin Mining Group Ltd ("Zijin").

Production from the Upper Zone of Cukaru Peki commenced in Q4-2021, and EMX announced its intent to seek arbitration to resolve an issue with Zijin about the royalty rate on the project (see EMX news release dated December 17, 2021). Amicable discussions with Zijin commenced shortly after EMX's announcement, leading the Company to suspend plans to file a notice of arbitration (see Company news release dated January 27, 2022). Discussions between EMX and Zijin continued throughout Q1 as both companies have agreed to work toward an updated royalty agreement document, which is anticipated to be completed in 2023.

EMX also notes that Zijin has made additional technical disclosures regarding Timok and the Cukaru Peki deposit in their 2021 and 2022 annual reports, various company communications and on their website. However, this information is not yet presented in accordance with NI43-101 disclosure standards or an acceptable foreign code.

Gediktepe, Turkey - The Gediktepe VMS polymetallic deposit is located in western Turkey. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the "oxide zone" (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the "sulfide zone" (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement). The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see EMX news release dated July 29, 2021), and are being advanced by operator Lidya Madencilik ("Lidya"), a private Turkish company.

The Gediktepe mine reached a cumulative production of 10,000 gold equivalent ounces as referenced in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya Madencilik in June 2022, which triggered the 10% NSR royalty payments to EMX for all subsequent production of metals from oxide zone mining operation. EMX earned over $900,000 in royalty revenue from the Gediktepe mine in Q1 2023. Compared to previous quarters, gold production slowed in Q1 at Gediktepe as planned during the winter months. Partner Lidya has advised EMX that production will ramp up through Q2, reaching peak annual production during the summer months of 2023.

Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture.

Leeville Royalty payments to EMX totaled approximately $534,000 in Q1. Royalty production totaled 285 troy ounces of gold that were principally sourced from Four Corners (52%), Carlin East (31%), West Leeville (16%), and Turf (1%).

NGM continues to actively explore, add resources and reserves, and develop the Greater Leeville Complex, which includes the Company's Leeville Royalty property.

Balya, Turkey - The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.

The initial phases of mining at Balya North commenced in late 2021, and production continued to ramp up in 2022 as mine construction was completed. EMX received its initial production royalty payment from the Balya North Mine in Q3 2022, which covered the limited production that took place during mine development.  In total, EMX recognized $276,000 in royalty payments from the Balya property in the year ended December 31, 2022 and $153,000 in Q1-2023.

In December 2022, EMX met with Esan representatives on site at Balya. Esan informed the Company that production from Balya North would be suspended starting in December and continuing into 2023. The initial production levels in the Balya North mine are enriched in clay materials, which caused difficulties with the crushing and processing circuits. Esan also encountered issues with reconciliation between the exploration models and materials extracted from the mining operations in the upper levels of the deposit.

Production at Balya North has now resumed (as of the end of April 2023), and operator Esan advised EMX that production rates will increase throughout Q2, with production coming from multiple underground working faces.

Gold Bar South, Nevada - EMX's Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

In Q1, production shifted to Gold Bar South, which according to McEwen does not contain carbonaceous ore, has a lower waste stripping ratio and a higher average gold grade compared to previously mined areas at Gold Bar (see McEwen news release dated March 14, 2023). EMX expects to receive its first royalty payment from the Gold Bar South Royalty Property due from mining and production in Q4 2022 and Q1 2023.

Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	Resource Development	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource Development	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
San Marcial	Mexico	GR Silver Mining Ltd	Silver-Gold-Zinc-Lead	Resource Development	0.75% NSR
Parks-Salyer	USA	Arizona Sonoran Copper	Copper-Molybdenum	Resource Development	1.5% NSR
Tartan Lake	Canada	Satori Resources Inc	Gold	Resource Development	2.0% NSR
Yenipazar	Turkey	Virtus Madencilik	Gold	Feasibility	6%-10% NPI
Akarca	Turkey	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Silver-Gold	Resource Development	1%-3% NSR
Sisorta	Turkey	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Feasibility	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Resource Development	0.5% to 1% NSR
Kaukua	Finland	Palladium One Mining Inc	PGE-Nickel-Copper	Resource Development	2% NSR

Significant Updates

Diablillos, Argentina - Diablillos is a resource stage high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. ("AbraSilver") (TSX-V: ABRA). There are multiple known mineralized zones, including the JAC Zone discovery and the Oculto resource development project. EMX's Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. In addition to EMX's NSR royalty, there is a $7,000,000 payment due to EMX upon the earlier of commencement of commercial production from the property or July 31, 2025.

During Q1, AbraSilver focused on delineation of the JAC Zone, with ~40 holes completed that represent over 75% of the 22,000 meter Phase III drill program (see AbraSilver "Corporate Presentation - April 2023"). All of the JAC holes have intersected silver mineralization, and include a high grade, oxide intercept in hole 23-004 of 14 meters (136-150 m) averaging 3,025 g/t silver and 0.21 g/t gold, with a sub-interval of 1 meter averaging 32,481 g/t silver and 0.74 g/t gold (true width estimated to be 80% of interval length) (see AbraSilver news release dated March 14, 2023). AbraSilver expects mineral resource updates and the completion of a Pre-Feasibility Study later in 2023.

Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd ("Aftermath") (TSX-V:  AAG; OTCQB: AAGFF). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining. EMX's sliding scale royalty interest in (i.e., 1-1.25% NSR based on metal prices), and future earn-in payments (i.e., totaling $8.75 million) from Berenguela were acquired in 2021 as part of the SSR royalty portfolio transaction.

In Q1, Aftermath reported a mineral resource estimate based upon data from 386 holes drilled by Aftermath (2021-2022), and 323 historical drill holes (2004-2019) (see Aftermath news release dated March 2, 2023). The current Berenguela open pit constrained mineral resource estimate at an 80 g/t silver equivalent cutoff is:

	Mtonnes	Ag g/t	Mn %	Cu%	Zn %	Ag Moz	Mn Mt	Cu Mlb	Zn Mlb
Measured	6.152	101	8.89	0.9	0.30	20.0	0.55	115.3	41.2
Indicated	34.024	74	5.60	0.6	0.34	81.2	1.90	473.7	258.1
Meas & Ind	40.176	78	6.10	0.7	0.34	101.2	2.45	589.0	299.3
Inferred	22.287	54	3.57	0.4	0.25	38.8	0.80	204.3	122.8

• Silver equivalent (AgEq) formula is AgEq based on metal prices of $22.50/oz Ag, $4.00/lb Cu, $1.45/lb Zn, and $530/t MnSO4, and recoveries of 81% Ag, 81% Cu, 76% Z, and 81% Mn.

• Mineral Resources are depleted for historically mined out material.

See the technical report titled "Berenguela Mineral Resource Estimate NI 43-101, Province of Lampa, Department of Puno, Peru" with an effective date of March 30, 2023 and report date of April 12, 2023, prepared by Qualified Person D. Nussipakynova, P. Geo of AMC Mining Consultants (Canada) Ltd and filed under Aftermath's SEDAR profile.

Aftermath has initiated metallurgical testwork that includes flowsheets for silver, copper and zinc recovery, and which is ultimately intended to identify potential processing for manganese products, including battery grade manganese sulphate (MnSO4).

San Marcial, Mexico - San Marcial is a resource stage epithermal silver deposit located in Sinaloa, Mexico. EMX retains a 0.75% NSR royalty covering San Marcial, which is integrated within the Plomosas project owned and operated by GR Silver Mining Ltd ("GR Silver") (TSX-V:GRSL; OTCQB GRSLF; FRA:GPE). GR Silver has a buyback right on the NSR royalty that can be exercised by payment of C$1,250,000 to EMX. EMX's interest in San Marcial was acquired in 2021 as part of the SSR royalty portfolio transaction.

In Q1, GR Silver reported an updated San Marcial mineral resource estimate based upon 122 holes (19,000 m) drilled by Aftermath, of which 75 holes (10,500 m) were new since the previous 2019 estimate (see GR Silver news release dated March 20, 2023). The current San Marcial combined open pit and underground constrained mineral resource estimates assumed mining and processing costs of $30/t for the open pit, and $60/t for underground resources reported as (note that Au stated as having 0% recovery):

Type	Mineral Resource Class	Tonnes (Mt)	Average Grade						Contained Metal
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	AgEq (g/t)	Ag (Moz)	Au (Koz)	Pb (Kt)	Zn (Kt)	Cu (Kt)	AgEq (Moz)
Open Pit	Indicated	9	146	0.04	0.2	0.3	0	161	42	10.2	16	28	0	47
	Inferred	2	127	0.03	0.1	0.2	0	136	6	1.4	1	3	0	7
Underground	Indicated	1	176	0.06	0.3	0.6	0	206	4	1.5	2	4	0	5
	Inferred	1	164	0.03	0.2	0.4	0	182	8	1.6	3	5	0	9

• Silver equivalent (AgEq) calculated using $22/oz and 94% recovery for Ag, $1750/oz and 0% recovery for Au, $1.10/lb and 59% recovery for Pb, and $1.30/lb and 80% recovery for Zn. Gold was not used in the estimation of the silver equivalent for the San Marcial estimate because of limited metallurgical testwork for gold; however, the preliminary work does indicate that gold recoveries could be in the range of 70% to 80%. Numbers may not add up due to rounding.

See the technical report titled "2023 Technical Report and Mineral Resource Update for the Plomosas Project" with an effective date of March 15, 2023 and a report date of May 3, 2023, Qualified Person Dr. Gilles Arseneau of Arseneau Consulting Services Inc, and filed under GR Silver's SEDAR profile.

Parks-Salyer, Arizona - EMX's Parks-Salyer Royalty Property is located approximately one kilometer southwest of the historical Sacaton mine in central Arizona. The Parks-Salyer Royalty Property is comprised of one State of Arizona Exploration Permit totaling 158 acres and covers a portion of the Parks-Salyer copper deposit which is concealed beneath post-mineral gravels. EMX's Royalty Property is controlled and operated by Arizona Sonoran Copper Company, Inc. (TSX: ASCU) ("ASCU") for cash, AAR, and milestone payments, as well as work commitments and a retained 1.5% NSR royalty interest (see EMX news release dated February 10, 2022). ASCU may buy back 1% of the royalty for a $500,000 payment to EMX. The Parks-Salyer Royalty Property has been incorporated into ASCU's greater Parks-Salyer project and the Cactus Mine operation. EMX retains a 1.5% NSR covering the Parks-Salyer Royalty Property, of which 1% can be bought down for $500,000, as well as continued AAR payments.

In Q1, ASCU continued with its drill delineation program, which included an intercept within EMX's Royalty Property footprint of 265.9 meters starting at 330.7 meters of 1.64% copper in hole ECP-108 (average of combined enriched & primary zone grades reported as total Cu; true widths unknown) (see ASCU news release dated January 17, 2023). ASCU stated that an integrated Pre-Feasibility Study for the Cactus and Parks/Salyer Project was expected to be completed in 2024 (see ASCU news release dated March 6, 2023).

Tartan Lake, Canada - Tartan Lake is a past producing, resource stage greenstone hosted gold deposit located near Flin Flon in Manitoba, Canada. EMX retains a 2% NSR royalty covering Tartan Lake, which is owned and operated by Satori Resources Inc. ("Satori") (TSX-V:BUD). Satori has an option to buyback each 1% of the NSR royalty for separate C$1,000,000 payments to EMX. The Tartan Lake Royalty Property hosts underground gold resources which are considered as historical by EMX. EMX's interest in Tartan Lake was acquired in 2021 as part of the SSR royalty portfolio transaction.

In Q1, Satori announced its shareholders had approved the acquisition of Rob McEwen's Apollo Exploration, resulting in McEwen holding 37.6% of Satori (see Satori news release dated March 31, 2023). The new company name is proposed to be Canadian Gold Corp.

Yenipazar, Turkey - The Yenipazar polymetallic VMS deposit in central Turkey is currently owned and advanced by Aldridge Mineral Madencilik A.S., a wholly owned subsidiary of Virtus Mining Ltd ("Virtus"), a private Turkish company. EMX holds a Net Profits Interest ("NPI") royalty that is set at 6% until $165,000,000 in revenues are received, after which the NPI converts to a 10% interest. The Yenipazar Royalty was acquired by EMX in 2021 as part of the SSR royalty portfolio transaction.

While operating as a public company, Aldridge Minerals Inc. ("Aldridge") disclosed a historical feasibility study on the project in 2013, which was updated in 2014 and filed on SEDAR. This remains the most recent public disclosure of technical information and historical mining reserves and resources on the project. Aldridge was later acquired and taken private by Virtus. Since acquiring the royalty, EMX has maintained contact with Virtus and received updates on the status of the project. Virtus updated the feasibility study in 2019, but this in-house report remains unpublished as of yet.

Akarca, Turkey - The Akarca epithermal gold-silver deposit in western Turkey was discovered by EMX in 2006 during a regional exploration program. The project was later sold to current owner Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a private Turkish company. Çiftay is responsible for making a series of pre-production gold bullion payments to EMX, and EMX retains a 1% NSR royalty on the initial 100,000 ounces of gold production from the project, a 2% NSR royalty on production on the next 400,000 ounces of gold produced, and a 3% NSR royalty on any production of gold after 500,000 ounces of gold are produced. The NSR royalties are uncapped and cannot be bought down.

To date, over 350 exploration drill holes and 17 kilometers of trenching have been completed along with collection of over 6,500 rock and 3,500 soil samples and preparation of in-house (non-public) resource models for the gold-silver mineralized zones.

In 2020 Çiftay made the decision to halt further field work while awaiting permits and a court decision regarding land use designations in the area. EMX has maintained active discussions with Çiftay since that time, and Çiftay has informed EMX that it is awaiting a final legal ruling on the land use issue, which will allow Çiftay to resume its programs at Akarca. Çiftay has recently advised EMX that it expects the issues to be settled in the first half of 2023, with further drilling anticipated later in 2023.

Sisorta, Turkey - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, continues to review development options for the Sisorta project.

Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold ("IOCG") styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX's royalty footprint.

As a result of continued exploration at Viscaria, Copperstone published updated PERC (2017) mineral resource estimates in 2022 that resulted in a significant increase in measured and indicated resources from previous estimates (see Copperstone news release dated November 18, 2022). Copperstone stated that the increased resources are expected to extend Viscaria's mine life and will provide a foundation for a project Feasibility Study. Since 2019, Copperstone reported that it had drilled 45,051 meters at Viscaria, a program that will continue in 2023.

Copperstone filed an environmental permit application for its planned mining operation in March 2022 (see Copperstone news release dated March 29, 2022), and has since submitted supplemental information to the Land and Environmental Court. Copperstone anticipates that it will advance development of the project pending a positive decision on their environmental permit application.

Kaukua, Finland - EMX holds a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland. The Kaukua deposit is being advanced by Palladium One Mining Inc. ("Palladium One" or "PDM") (TSX-V: PDM), as part of its Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000,000. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

PDM's LK project is a PGE rich magmatic Ni-Cu sulfide system with multiple centers of drill defined mineralization. EMX's royalty covers the Kaukua and the newly defined Murtolampi PGE-Ni-Cu deposits. In 2022 Palladium One announced an updated NI43-101 Mineral Resource Estimate for Kaukua and Murtolampi (see Palladium One news release dated April 25, 2022 and report filed on SEDAR titled "Technical Report on the Läntinen Koillismaa Project, Finland, Report for NI 43-101" with an effective date of April 25, 2022 and report date of May 27, 2022):

Category - Deposit Area	Tonnes (Mt)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co ppm
Indicated - Kaukua Area	38.2	0.61	0.22	0.07	0.13	0.11	65
Inferred - Kaukua + Murtolampi	30.8	0.52	0.20	0.08	0.14	0.14	86

Notes:

  The Mineral Resources have been reported above a preliminary open pit constraining surface using a Net Smelter Return (NSR) pit discard cut-off of $12.5/t (which for comparison purposes equates to an approximately 0.65 g/t Palladium Equivalent in-situ cut-off, based on metal prices only as given below).
  The NSR used for reporting is based on the following:
    Metal prices of $1,700/oz Pd, $1,100/oz Pt, $1,800/oz Au, $4.25/lb Cu, $8.50/lb Ni and $25/lb Co.
    Variable metallurgical recoveries for each metal were used at Kaukua and Murtolampi.
    Commercial terms for a Cu and Ni concentrate based on indicative quotations from smelters.

Exploration Royalty & Royalty Generation Projects

The Company has 153 exploration stage royalties and 98 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advance royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A. The following table below provides an overview of exploration royalties and royalty generation properties by country and commodity, followed by brief discussions of select project highlights.

	Exploration Royalty		Royalty Generation Project
Country	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	26	20	25	15
Canada	40	3	17	8

Mexico	2	-	-	-
Haiti	5	2	-	-
Chile	6	10	1	1
Argentina	1	-	-	-

Sweden	9	10	2	10
Finland	1	-	1	-
Norway	-	14	5	7
Serbia	1	1	-	-

Turkey	-	-	1	1

Australia	2	-	3	1
	93	60	55	43

Select Highlights

Scout Discoveries, Idaho USA - EMX executed, via its wholly-owned subsidiary Bronco Creek Exploration Inc. (“BCE”),  definitive agreements to sell the Company’s a) portfolio of 14 precious and base metal projects in Idaho (the “Portfolio”) acquired via staking between 2018-2022 and b) wholly-owned core drilling subsidiary, Scout Drilling LLC, to Scout Discoveries Corp. (see EMX news release dated March 8, 2023). Scout is a U.S. private corporation headquartered in Coeur d’Alene, Idaho and is led by Dr. Curtis Johnson as president and CEO, and includes several former members of the BCE team that generated, acquired, and advanced the Portfolio. The terms of the definitive provide EMX with an equity interest, retained 3.25% NSR royalty interests, AAR payments, and certain milestone payments as the Portfolio is advanced.

The Idaho Portfolio represents the largest unpatented claim holdings in the state, and includes a number of projects that were advanced by previous EMX partners between 2018-2022. The work invested in the Portfolio has resulted in a diverse pipeline of early-stage projects through drill-ready targets with several historical resources that remain open for expansion.

Swift, Nevada USA - EMX's Swift Royalty Property (3.25% production returns royalty), located in Nevada's Cortez district, is owned by Ridgeline Minerals Corp's ("Ridgeline") (TSX-V: RDG; OTCQB: RDGMF; FRA: 0GC0) and operated by Nevada Gold Mines LLC ("NGM") in a joint venture with Ridgeline. NGM has spent $4,900,000 on the project, which included two reconnaissance drill holes that intersected Lower-Plate carbonate host rocks between depths of 570-830 meters with widespread intervals of Carlin-Type alteration and thick zones (i.e., 37.2-48.8 m) of anomalous gold mineralization, including sample grades of 2.7 g/t gold (see Ridgeline news release dated February 16, 2023).

Selena, Nevada and Robber Gulch, Idaho USA - Ridgeline also owns and operates EMX's Selena Royalty Property (3.25% production returns royalty) where drilling continued to return carbonate replacement deposit ("CRD") style intercepts (see Ridgeline news release dated January 24, and March 6, 2023). Ridgeline is also advancing EMX's Robber Gulch oxide gold royalty generation project in Idaho under an option agreement for 100% earn-in.

South32 Portfolio, Arizona, USA. EMX continued to execute exploration programs funded by South32 Limited ("South32") (ASX, LSE, JSE: S32; ADR: SOUHY) on a portfolio of eleven projects retained from a four year Regional Strategic Alliance which concluded last year.

Yarrol, Queensland Australia - EMX continued to advance the recently discovered cobalt-enriched manganese mineralization at the 100% owned Yarrol project in Australia. Soil sampling grids continued to expand the footprint of cobalt-rich mineralization and a fifteen-hole reconnaissance drill program was completed in Q4 2022. The drill program led to the discovery of a new style of mineralization on the property, ilmenite-rich heavy mineral sands deposits, which are positioned in and around the areas of cobalt-enriched manganese mineralization. In addition, two of the holes targeted the historically defined zones of gold mineralization on the property and included an intercept of 17.8 meters averaging 4.01 g/t gold from 61 meters in hole DD22-YA1871. The second hole (DD22-YA188) intersected multiple intervals of gold mineralization including 12 meters at 0.91 g/t gold from 92 meters (see EMX news release dated February 16, 2023). True widths of the intercepts are estimated to be in the 50-75% range of the reported drill interval.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2023

The net loss for the three months ended March 31, 2023 (“Q1-23”) was $3,726,000 compared to net income of $18,592,000 for the comparative period.  The net loss for Q1-23 was made up of revenues and other income of $2,742,000 (2022 - $1,749,000), costs and expenses totaling $5,539,000 (2022 - $5,244,000), losses from other items totaling $848,000 (2022 – income of $26,302,000), and net tax expense totaling $81,000 (2022 – $4,215,000). Significant components of other income and losses include a gain on revaluation of investments of $674,000 (2022 – $4,997,000), equity income from the Company's investments in associated entities of $915,000 (2022 – $911,000), net settlement gain from Barrick of $Nil (2022 - $18,825,000), gain on debt modification of $Nil (2022 - $4,005,000), finance expenses totaling $1,241,000 (2022 – $1,411,000), and a foreign exchange loss of $168,000 (2022 – $868,000).

Revenues and other income

The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the three months ended March 31, 2023 and 2022, the Company had the following sources of revenues and other income:

	Three months ended	Three months ended
Revenue and Other Income	March 31, 2023	March 31, 2022
Royalty revenue	$1,717	$628
Option and other property income	689	624
Interest income	336	497
	$2,742	$1,749
Non-IFRS Measures
Adjusted revenue and other income[1]	$4,968	$3,209

In Q1-23, the Company earned $1,717,000 (2022 - $628,000) of royalty revenue. Royalty revenue for the three months ended March 31, 2023 included $534,000 (2022 - $480,000) earned from gold production from the Leeville royalty interest, $926,000 (2022 - $Nil) earned from gold and silver production from the Gediktepe royalty interest, $153,000 (2022 - $Nil) earned from zinc-lead-silver production from the Balya royalty interest, and other pre-production amounts received including AMRs on various properties.  The 2023 increase compared to the comparative period was mainly the result of the new sources of royalty payments from Gediktepe and Balya. Royalty revenue was offset by depletion of $755,000 (2022 - $480,000) and included in costs and expenses.

Adjusted revenue referenced in the table above includes $2,226,000 (2022 - $1,460,000) from the Company's effective royalty interest in the Caserones mine.

Royalty revenue from producing mines will fluctuate as result of metal sold and prices received by the operators of the producing mines. Timing of additional AMR’s related to other projects and included in royalty income can also fluctuate.

Interest income was earned on the cash balances the Company holds and interest accretion on the deferred compensation payments from Aftermath and AbraSilver.

Option and other property income will fluctuate depending upon the Company's deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the three months ended March 31, 2023, included in option and other property income was $301,000 (2022 - $295,000) related to the fair value of share equity payments received, as well as cash payments of $125,000 (2022 - $55,000).

1 Adjusted revenue and other income and adjusted cash used in operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.

General and Administrative Costs

General and administrative expenses (“G&A”) of $1,275,000 were incurred for the three months ended March 31, 2023 compared to $2,122,000 in 2022. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2023 compared to 2022 are related to:

  Professional fees decreased in 2023 by $438,000 compared to 2022 primarily due to legal fees incurred relating to the Barrick settlement in the comparative period.
In Thousands of Dollars

General and administrative expenses	March 31, 2023	March 31, 2022
Salaries, consultants, and benefits	$932	$905
Professional fees	175	613
Investor relations and shareholder information	213	201
Transfer agent and filing fees	134	164
Administrative and office	230	232
Travel	14	7
	$1,698	$2,122

Project and Royalty Generation Costs, Net of Recoveries

Net royalty generation costs increased from $2,134,000 ($4,262,000 in expenditures less $2,128,000 in recoveries) in 2022 to $2,846,000 ($5,730,000 in expenditures less $2,884,000 recovered from partners) in 2023. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. The increase in expenditures and recoveries was predominately attributable to drilling activities and various project due diligence completed on potential acquisitions which did not materialize. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See the highlights, royalty, and project review sections for current activities.

Share-based Payments

In Q1-2023 the Company recorded a total of $93,000 in share-based payments compared to $494,000 in Q1-2022. The aggregate share-based payments relate mainly to the fair value of restricted share units vesting during the period. The decrease for Q1-23 from the comparative quarter is predominately due to the reversal of previously recognized share-based payments for unvested RSU's related to individuals no longer with EMX, and other related adjustments in RSU's valuations.

Other

  During the three months ended March 31, 2023, the Company had an unrealized gain of $674,000 (2022 - $4,997,000) related to the fair value adjustments of investments, and a realized loss of $442,000 (2022 - $157,000) for the sale of certain marketable securities held by the Company. The unrealized gain in the comparative period was attributed primarily to the Company's investment in Premium Nickel Resources Ltd.

  During the three months ended March 31, 2023, the Company recognized equity income from investments in associates of $915,000 (2022 - $911,000). This related to the share of the Company's net loss derived in SLM California which holds the Caserones effective royalty interest.
  During the three months ended March 31, 2023, the Company recognized finance expenses of $1,241,000 (2022 - $1,411,000) which primarily consisted of interest accretion on the Sprott Credit Facility.

Taxes

During the three months ended March 31, 2023, the Company recorded a deferred income tax expense of $2,000 (2022 - $4,215,000) and a current income tax expense of $79,000 (2022 - $Nil).

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2023, the Company had working capital of $27,706,000 (December 31, 2022 – $31,562,000). The Company has continuing royalty revenue that will vary depending on metal sold, the prevailing price at time of sale and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investments in associated entities. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.

Operating Activities

Cash used in operating activities for the three months ended March 31, 2023 was $2,832,000 (2022 - cash provided by operating activities of $16,270,000), and adjusted cash used in operating activities1 for the period was $1,935,000 (2022 - adjusted cash provided by operating activities of $17,172,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty revenue received in the period. Adjusted cash provided by operating activities is adjusted for $898,000 (2022 - $902,000) in royalty distributions received from the Company's effective royalty interest at Caserones. A significant component of cash provided by operating activities in the comparative period is the net settlement gain of $18,825,000 resulting from the Barrick settlement.

Investing Activities

The total cash used in investing activities during the three months ended 31, 2023 was $2,806,000 compared to cash provided by investing activities of $634,000 for the comparative period. The cash used in the current period related primarily to the increase in cash held in trust of $3,517,000 for the purchase of additional equity investments related to the Company's effective royalty interest in the Caserones mine (2022 - $Nil), as well as net proceeds on sales of other fair value through profit and loss investments of $554,000 (2022 - purchases of $497,000), partially offset by dividends and distributions received of $951,000 (2022 - $902,000).

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 23 of this MD&A for more information on each non-IFRS financial measure.

Financing Activities

The total cash used in financing activities for the three months ended March 31, 2023 was $781,000 compared to $782,000 for the comparative period.  The cash used in the current period primarily consisted of $781,000 in loan repayments (2022 - $780,000) related to the Sprott credit facility.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022

Revenue and other income	$2,742	$2,288	$7,206	$7,034
Project and royalty generation costs	(5,730)	(2,776)	(5,351)	(5,124)
Recoveries from partners	2,884	1,145	3,283	2,021
Share-based payments	143	373	361	1,264
Net income (loss) for the period	(3,726)	950	(12,475)	(3,315)
Basic earnings (loss) per share	(0.03)	0.01	(0.11)	(0.03)
Diluted earnings (loss) per share	(0.03)	0.01	(0.11)	(0.03)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021

Revenue and other income	$1,749	$1,887	$1,202	$3,411
Project and royalty generation costs	(4,262)	(3,888)	(3,103)	(4,312)
Recoveries from partners	2,128	1,959	1,432	1,354
Share-based payments	494	448	964	1,095
Net income (loss) for the period	18,591	(8,684)	(8,684)	(2,869)
Basic earnings (loss) per share	0.18	(0.10)	(0.10)	(0.03)
Diluted earnings (loss) per share	0.17	(0.10)	(0.10)	(0.03)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
Three months ended March 31, 2023	Salary and fees	Share-based Payments	Total
Management	$308	$56	$364
Outside directors	213	23	236
Seabord Management Corp.*	75	-	75
Total	$596	$79	$675

In Thousnds of Dollars
Three months ended March 31, 2022	Salary and fees	Share-based Payments	Total
Management	$344	$185	$529
Outside directors	205	80	285
Seabord Management Corp.*	51	-	51
Total	$600	$265	$865

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO or the Chairman receives any direct compensation from Seabord in relation to services provided to the Company.

Included in accounts payable and accrued liabilities as at March 31, 2023, is $229,000 (December 31, 2022 - $Nil) owed to key management personnel.

During the three months ended March 31, 2023, the Company advanced $750,000 to Rawhide Acquisition Holdings (“Rawhide”), a company which EMX has a 38.07% equity interest in.  Of the total amount advanced, $600,000 was issued as a promissory note, secured against certain mining equipment of Rawhide (the “Collateral”) listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2022: Mineral Property Exploration Risks, Conditions to be Satisfied Under Certain Agreements, Markets, No Control over Mining Operations, Reliance on Third Party Reporting, Unknown Defects or Impairments in EMX's Royalty or Other Interests, Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations, Revenue and Royalty Risks, Royalty Operation and Exploration Funding Risk, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Foreign Countries and Political Risks, Natural Disasters, and Impact and Risks of Epidemics, Financing and Share Price Fluctuation Risks, Uncertainty of Mineral Resource and Mineral Reserve Estimates, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Currency Risks, Insured and Uninsured Risks, Environmental Risks and Hazards, Changes in Climate Conditions and Legislation, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations, Internal Controls over Financial Reporting, Information Systems and Cyber Security, Activist Shareholders, and Reputation Damage.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2022 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under “Management’s Report on Internal Control Over Financial Reporting,” our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was effective as at March 31, 2023.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As previously reported for the year ended December 31, 2022, management had concluded that the Company’s internal control over financial reporting was not effective due to the following material weakness: deficiency in manual controls related to review process over period end closing and reporting due to a lack of accounting resources.

Management’s remediation plan has been implemented and includes the hiring of additional accounting resources during the period ended March 31, 2023. Their contribution is ongoing as of the filing of this MD&A in Canada and the United States and management believes the material weakness has been remediated.

During the period covered by MD&A, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the hiring of additional resources noted above.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with the Company's internal controls. That consultant will continue to work with us to identify any weakness and further enhance our internal controls. Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At May 11, 2023, the Company had 110,689,190 common shares issued and outstanding. There were also 7,792,000 stock options outstanding with expiry dates ranging from July 10, 2023 to July 20, 2027 and 7,062,119 warrants outstanding with expiry dates ranging from November 5, 2023 to April 14, 2027.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

◾ production at any of the mineral properties in which the Company has a royalty or other interest;

◾ estimated capital costs, operating costs, production and economic returns;

◾ estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

◾ the expected ability of any of the properties in which the Company holds a royalty or other interest to develop adequate infrastructure at a reasonable cost;

◾ assumptions that all necessary permits and governmental approvals will be obtained;

◾ assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;

◾ expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest; and

◾ the activities on any of the properties in which the Company holds a royalty or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

◾ uncertainty of whether there will ever be production at the mineral exploration and development properties in which the Company holds a royalty or other interest;

◾ uncertainty of estimates of capital costs, operating costs, production and economic returns;

◾ uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

◾ risks related to the ability of any of the properties in which the Company holds a royalty or other interest to commence production and generate material revenues or obtain adequate financing for their planned exploration and development activities;

◾ risks related to the ability to finance the development of mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

◾ risks related to the Company's dependence on third parties for exploration and development activities;

◾ dependence on cooperation of joint venture partners in exploration and development of properties;

◾ credit, liquidity, interest rate and currency risks;

◾ risks related to market events and general economic conditions;

◾ uncertainty related to inferred mineral resources;

◾ risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;

◾ risks related to lack of adequate infrastructure;

◾ mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

◾ the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty or other interest will not be available on a timely basis or at all;

◾ commodity price fluctuations;

◾ risks related to governmental regulation and permits, including environmental regulation;

◾ risks related to the need for reclamation activities on the properties in which the Company holds a royalty or other interest and uncertainty of cost estimates related thereto;

◾ uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty or other interest;

◾ uncertainty as to the outcome of potential litigation;

◾ risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

◾ increased competition in the mining industry;

◾ the Company's need to attract and retain qualified management and technical personnel;

◾ risks related to hedging arrangements or the lack thereof;

◾ uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

◾ risks related to the integration of potential new acquisitions into the Company's existing operations;

◾ risks related to unknown liabilities in connection with acquisitions;

◾ risks related to conflicts of interest of some of the directors of the Company;

◾ risks related to global climate change;

◾ risks related to global pandemics and the spread of other viruses or pathogens;

◾ risks related to adverse publicity from non-governmental organizations;

◾ risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

◾ uncertainty as to the Company's PFIC status;

◾ uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

◾ uncertainty as to the Company's ability to reestablish the adequacy of internal control over financial reporting;

◾ risks related to regulatory and legal compliance and increased costs relating thereto;

◾ the ongoing operation of the properties in which the Company holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice;

◾ the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and

◾ no adverse development in respect of any significant property in which the Company holds a royalty or other interest.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

NON-IFRS FINANCIAL MEASURES

Adjusted Revenue and Other Income and Adjusted Cash Flows from Operating Activities

Adjusted revenue and other income, and adjusted cash flows from operating activities are non-IFRS financial measures, which are defined by EMX by including the following items from Loss for the year and cash flows from operations respectively.

  Equity income from associated entities holding royalty interests and the related cash flows related to the Company's effective royalty on Caserones.

Management uses adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the underlying operating performance of EMX for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue and other income, and cash flows from operations, our investors may use adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the results of the underlying business of EMX, particularly since the included items may not typically be included in operating results. While the adjustments to revenue and other income, and cash flows from operations in these measures may include items that are both recurring and non-recurring, management believes that adjusted revenue and other income, and adjusted cash flows from operating activities are useful measures of EMX's performance because they adjust for items which management believes reflect our core operating results from period to period. Adjusted revenue and other income, and adjusted cash flows from operating activities are intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Adjusted Revenue and Other Income, and Adjusted Cash Flows from Operating Activities

In Thousands of Dollars
	Three months ended	Three months ended
Revenue and Other Income	March 31, 2023	March 31, 2022
Per financial statements	$2,742	$1,749
SLM California royalty revenue	5,899	6,793
The Company's ownership %	37.7%	21.5%
The Company's share of royalty revenue	$2,226	1,460

Adjusted	$4,968	$3,209

In Thousands of Dollars
	Three months ended	Three months ended
Cash provided by (used in) operating activities	March 31, 2023	March 31, 2022
Per financial statements	$(2,833)	$16,270
Caserones royalty distributions	898	902
Adjusted	$(1,934)	$17,172

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Argentina	Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Advanced Royalty
	M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Exploration
Australia, New South Wales	Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Exploration
Australia, Queensland	Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
Canada, British Columbia	E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Exploration
	Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassair Gold	Exploration
	Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp	Exploration
Canada, Manitoba	Tartan Lake	2.0% NSR	Precious Metals	Gold	Satori Resources	Advanced Royalty
Canada, Ontario	Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Bruce Lake-Camping Lake	1.5% NSR & other payments	Precious Metals	Gold	Prime Meridian	Exploration
	Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources	Exploration
	Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources	Exploration
	Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals	Exploration
	Dixie 17-18-19 - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold	Exploration
	Gerry Lake - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath	Exploration
	Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Cabin Bay North - Leo	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Canada, Ontario	Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	McDonough East	1.5% NSR & other payments	Precious Metals	Gold	Musk Metals	Exploration
	McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining	Exploration
	North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Rex Lake South	2% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Double O Seven	Exploration
	Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Pistol Bay	Exploration
	Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon	Exploration
	South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Swain Lake	1.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
Canada, Quebec	Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Exploration
	Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold	Exploration
Chile	Arrieros	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Block 4	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 3	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Chile	Caserones	0.7775% NSR	Base Metals	Copper-Molybdenum	JX Nippon	Producing Royalty
	Cerro Blanco	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Cerro Buenos Aires	1.0% NSR	Base Metals	Copper-Molybdenum-Gold-Silver	Pampa Metals Corp	Exploration
	Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Advanced Royalty
	Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Exploration
	Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Limbo	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp	Exploration
	Redono-Veronica	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd	Exploration
	T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Victoria Norte	2.0% NSR	Precious Metals	Gold-Silver / Copper-Molybdenum	Hochschild Mining PLC	Exploration
	Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp	Exploration
Finland	Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	Palladium One	Advanced Royalty
	Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources	Exploration
Haiti	Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Exploration
	Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
	La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Haiti	Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
Mexico, Durango	El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Exploration
Mexico, Durango	San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold	Exploration
Mexico, Sinaloa	San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Advanced Royalty
Norway	Bleikvassli	3% NSR & other payments	Base Metals	Zinc-Lead-Copper	Norra Metals Corp	Exploration
	Bleikvassli	3% NSR & other payments	Base Metals	Zinc-Lead-Copper	Norra Metals Corp	Exploration
	Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp	Exploration
	Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Meraker	3% NSR & other payments	Base Metals	Copper-Zinc-Gold	Norra Metals Corp	Exploration
	Mofjell - Mo-i-Rana	2.5% NSR, AAR's & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB	Exploration
	Råna	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kingsrose Mining Ltd.	Exploration
	Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Sagvoll	2.5% NSR & other payments	Base Metals	Nickel-Copper	Minco Silver	Exploration
	Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Sulitjelma	2.5% NSR & other payments	Base Metals	Zinc-Copper	Minco Silver	Exploration
	Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
Peru	Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Advanced Royalty
Serbia	Jasikovo East - Durlan Potok	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Exploration
	Timok - (Brestovac West license	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining	Exploration
	Timok - Cukaru Peki	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Producing Royalty
Sweden	Adak	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Akerberg	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Faboliden Norra	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Sweden	Fiskeltrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp	Exploration
	Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kukasjarvi	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Nottrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Rismyrliden	2.5% NSR & other payments	Precious Metals	Gold	Copperhead Mineral AB	Exploration
	Skogstrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Viscaria	1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Advanced Royalty
	Vuostok	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
Turkey	Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Advanced Royalty
	Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Producing Royalty
	Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Producing Royalty
	Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Advanced Royalty
	Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Advanced Royalty
USA, Alaska	64 North - Goodpaster - West Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Alaska	64 North - Goodpaster - South Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Shaw	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Eagle	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - LMS	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Last Chance	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - East Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Divide	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Chisna	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
USA, Arizona	Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
	Copper Springs	2% production and other payments	Base Metals	Copper	South32	Exploration
	Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32	Exploration
	Jasper Canyon	2% production and other payments	Base Metals	Copper	South32	Exploration
	Malone	2% production and other payments	Base Metals	Copper	South32	Exploration
	Mesa Well	2% production and other payments	Base Metals	Copper	Intrepid Metals	Exploration
	Parks Salyer	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	Advanced Royalty
	Red Top	2.5% NSR/AMR & Milestone Payments	Base Metals	Copper	Zacapa Resources	Exploration
	Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
USA, Idaho	Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources	Exploration
	Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corp	Exploration
USA, Nevada	Awakening	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Nevada	Bottle Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Brooks	4% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	Cathedral Well	2.5% NSR	Precious Metals	Gold	Gold Royalties Corp	Exploration
	Gold Bar South - Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	Producing Royalty
	Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	Producing Royalty
	Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc	Exploration
	Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery	Exploration
	Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Gold Corp	Exploration
	Selena	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp	Exploration
	South Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Speed Goat	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals	Exploration
USA, Oregon	Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	Exploration
USA, Utah	Copper Warrior	2.0% NSR	Base Metals	Copper	Warrior Metals Inc	Exploration
	Ophir	2.0% NSR	Base Metals	Copper	Kennecott Exploration Co	Exploration

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.